FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 7, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES EXTENSION OF D&O
INDEMNIFICATION AND EXEMPTION

Netanya, Israel – July 6, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that the Company's Compensation and Audit Committees and Board of Directors approved a three-year extension of the Company's shareholders 2011 resolution  to provide certain exemptions from liability and indemnification agreements to office holders of the Company serving from time to time in such capacity, in respect of whom our controlling shareholders may have a personal interest in their receiving exemption from liability and indemnification agreements from us. For additional details see our immediate reports on Form 6-K dated June 16, 2011 under Item 6 – Approval of amendment to the indemnification letter of directors and officers; and July 28, 2011). The extension does not relate to office holders who are controlling shareholders (or their relatives). All our office holders have received identical indemnification agreements, and the provision of exemption from liability and indemnification agreements to our office holders, is incorporated in our Compensation Policy.

Due to the personal interest that the controlling shareholders may have in the transaction, the Israeli Companies Law requires that the transaction be approved by the shareholders of the Company by a special majority.  However, the regulations promulgated under the Israeli Companies Law provide certain exemptions to this rule, one of which is applicable to this situation.

In order to satisfy the exemption, the Company's Compensation and Audit Committees and Board of Directors resolved that no change occurred in the terms of the extended transaction and that no substantial change occurred in the other relevant circumstances, in comparison to the existing transaction.

In accordance with such regulations, holders of 1% or more of the outstanding ordinary shares or voting rights of the Company may demand that the Company convene a shareholders meeting to approve this transaction, by sending a written request to the Company’s principal offices (Cellcom Israel Ltd.; 10 Hagavish Street, Netanya, Israel; Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary) no later than 10:00 a.m. (New York time) July 20, 2014.  Such notice must include appropriate evidence of share ownership in the Company. In the event that such a request is duly submitted, approval of the transaction will require approval by the shareholders of the Company in which either (i) a majority of shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed two percent of the Company’s outstanding shares. If no such request is received by such date, the abovementioned transaction will not require the approval of the Company’s shareholders.

For additional details see the Company's most recent annual report on Form 20-F dated March 6, 2014, under "Item 6. B. Compensation – Compensation policy – Indemnification".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.049 million subscribers (as at March 31, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 7, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary